

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Via E-mail
Richard Bear
Chief Financial Officer
CRH Medical Corporation
999 Canada Place, World Trade Center, Suite 578
Vancouver, BC V6C 3E1

Re: CRH Medical Corporation
Form 10-Q for the Quarterly Period Ended September 30, 2019
Exhibit No. 10.1 - Credit Agreement, dated as of October 22, 2019, among the Registrant, as borrower, the other loan parties and lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent
Filed November 7, 2019
File No. 001-37542

Dear Mr. Bear:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance